F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, Iowa 50309
August 17, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, DC 20549

Re:	F&G Annuities & Life, Inc.
Registration Statement on Form S-4
File No. 333-273890
Ladies and Gentlemen:
Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, F&G Annuities & Life, Inc., a Delaware corporation (the “Issuer”), and each of the guarantors set forth on the signature page hereto (together with the Issuer, the “Registrants”), respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-273890), filed by the Registrants on August 10, 2023, be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Time, on August 21, 2023, or as soon thereafter as practicable.
The Registrants respectfully request that they be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

F&G ANNUITIES & LIFE, INC.

By:	/s/ Jodi Ahlman
	Name:	Jodi Ahlman
	Title:	General Counsel & Secretary

GUARANTORS:

CF BERMUDA HOLDINGS LIMITED
FGL US HOLDINGS INC.
FIDELITY & GUARANTY LIFE BUSINESS SERVICES, INC.
FIDELITY & GUARANTY LIFE HOLDINGS, INC.

By:	/s/ Jodi Ahlman
	Name:	Jodi Ahlman
	Title:	Senior Vice President, General Counsel & Secretary
cc:    Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP
[Signature Page to S-4 Acceleration Request]